Exhibit 99.1

Asia Pacific Wire and Cable Company Reports First Quarter 2013 Financial Results

  Q1 2013 net revenues increased 2.7% year-over-year to $101.0 million
  Net income attributable to APWC shareholders was $0.9 million
  Earnings per share was $0.06 in Q1 2013 and Q1 2012
  $67.8 million in cash and cash equivalents at March 31, 2013

TAIPEI, Taiwan, July 2, 2013 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the Company’s financial results for the three months ended March 31, 2013.

Financial Summary

First Quarter 2013 Financial Results
	Q1 2013	Q1 2012	CHANGE
Revenues	$101.0 million	$98.3 million	+2.7%
Gross Profit	$7.8 million	$9.0 million	-13.9%
Net Income	$0.9 million	$0.8 million	+2.9%
EPS	$0.06	$0.06	-

* Earnings per share are based on 13.8 million shares in Q1 2012 and Q1 2013.

First Quarter 2013 Results

Revenues for the year ended March 31, 2013 were $101.0 million, a 2.7% increase from the prior period. Reduced sales of manufactured products including enameled and high voltage wire were partially offset by higher sales of distributed products and SDI projects for the quarter.   Revenues for the three months ended March 31, 2013 were as follows: enameled wire sales of $40.0 million, power cable sales of $39.3 million, telecommunication cable sales of $4.8 million, distributed products sales of $16.3 million and SDI (Supply, Delivery and Installation) of wires and cables sales of $0.4 million.

Gross profit for the quarter was $7.8 million versus $9.0 million in the year-ago period, representing gross margins of 7.7% and 9.2%, respectively.  The reduction in gross margin percentage is primarily due to lower factory usage in Singapore and China and from the Company’s SDI segment.

Selling, general and administrative expenses decreased 5.4% to $7.5 million from $7.9 million due to the retirement of some senior employees in the first quarter last year.  Pretax income was $2.9 million in the three months ended March 31, 2012, driven primarily by a $2.2 million foreign exchange gain.

Net income attributable to APWC shareholders was $0.9 million for the year compared to $0.8 million in the corresponding period in 2012. Net income per basic and diluted share was $0.06 for both periods. The basic and diluted weighted average shares outstanding were 13.8 million for both periods.

Financial Condition

As of March 31, 2013, APWC had $67.8 million in cash and cash equivalents, $3.1 million in unrestricted short-term bank deposits, and $11.6 million in restricted short-term bank deposits, totaling $82.5 million, compared to cash and cash equivalents and unrestricted and restricted bank deposits totaling $90.2 million as of March 31, 2012.

Total current assets were $313.9 million at March 31, 2013 compared to $330.2 million at December 31, 2012. Working capital was $190.0 million at March 31, 2013.  APWC ended March 31, 2013 with total short term bank loans and overdrafts of $37.2 million, down from $57.8 million at December 31, 2012. Shareholders' equity attributable to APWC was $165.2 million at March 31, 2013, compared to $161.7 million at December 31, 2012.

APWC generated approximately $11.4 million of cash from operating activities during the first three months of 2013 compared to $5.6 million of cash outflows in the comparable period in 2012.

Business Updates

Asia Pacific Wire and Cable Company is currently completing its production lines of electronic wire for the electronics and automotive industry markets in China.  Each of these sectors is high-growth markets in China.  The Company expects to begin its sales efforts in the fourth quarter of the year.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products ("Distributed Products") manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company ("PEWC"). The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers. For more information on the Company, visit http://www.APWCC.com. Information on the Company's Web site or any other Web site does not constitute a portion of this release.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact:

Company Contact:

Asia Pacific Wire & Cable Corporation Limited

Mr. Frank Tseng, CFO

Phone: +886-2-2712-2558 ext. 66

E-mail: frank.tseng@APWCC.com

www.APWCC.com

Investor Relations Contact:

MZ North America
John Mattio, SVP
Tel: +1-212-301-7130
Email: john.mattio@mzgroup.us

www.mzgroup.us

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Amounts in thousands of US Dollars, except share data)
	For the three-months
	ended March 31,(Unaudited)
	2012	2013
Net sales
Manufactured products (sales to related parties amounted to $1,006 and $537 for the three-months ended March 31, 2012 and 2013, respectively)	$91,348	$84,178
Distributed products	6,882	16,380
Supply, delivery and installation of wires and cables	94	412
	98,324	100,970
Cost of sales (purchases from related parties amounted to$41,480 and $23,742 for the three-months ended March 31, 2012 and 2013, respectively)	(89,293)	(93,194)
Gross profit	9,031	7,776
Selling, general and administrative expenses	(7,894)	(7,464)
Recovery(allowance) for doubtful accounts	(51)	(68)
Charge related to flooding	(672)	0
Impairment of investment	0	(464)
Income from operations	414	(220)
Exchange gain, net	916	2,224
Interest income	551	332
Interest expense	(449)	(484)
Gain on disposal of an investment	0	556
Share of net gain of equity investees	15	0
Other income, net	883	526
Income before income taxes	2,330	2,934
Income taxes expense	(1,049)	(1,204)
Net income	1,281	1,730
Less: Net income attributable to non-controlling interests	(448)	(873)
Net income attributable to APWC	833	857
Basic and diluted earnings per share	0.06	0.06
Basic and diluted weighted average common shares outstanding	13,830,769	13,822,072

Other comprehensive income
Currency translation adjustment	6,349	5,226
Pension liability adjustments	(10)	(33)
Other comprehensive income	6,339	5,193
Comprehensive income	7,620	6,923
Less: comprehensive income attributable to
Non-controlling interest	1,935	3,909
Comprehensive income attributable to APWC shareholders	5,685	3,014

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)
	As of December 31,2012	As of March 31,2013, (Unaudited)

ASSETS

Current assets:
Cash and cash equivalents	$72,816	$67,810
Unrestricted short-term bank deposits	6,210	3,075
Restricted short-term bank deposits	11,217	11,570
Accounts receivable, net of allowance for	125,128	102,382
doubtful accounts of $2,580 and $2,660 as at
December 31, 2012 and March 31, 2013, respectively
Amounts due from related parties	4,066	4,430
Inventories
Distributed products	12,780	12,662
Finished products	40,589	46,842
Work-in-progress	19,743	23,797
Raw materials and supplies	25,409	28,305
	98,521	111,605

Deferred tax assets	3,134	3,317
Prepaid expenses	6,738	8,792
Short - term investment in held-to-maturity	2,378	956
Total current assets	330,208	313,937

Property, plant and equipment:
Land	6,194	6,523
Land use rights	2,914	2,924
Buildings	52,372	53,814
Machinery and equipment	122,584	123,159
Motor vehicles	4,336	4,508
Office equipment	6,830	6,913
Construction in progress	4,998	7,341
	200,228	205,182
Accumulated depreciation and amortization	(149,832)	(152,047)
	50,396	53,135
Investments	1,002	1,051
Investments in equity investees	4,414	3,132
Other assets	889	766
Deferred tax assets	2,475	2,987
	8,780	7,936
Total assets	$389,384	$375,008

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank loans and overdrafts	57,845	37,166
Accounts payable	40,616	36,878
Accrued expenses	13,499	13,295
Amounts due to related parties	11,428	12,926
Short-term loans from the immediate holding company	1,732	1,732
Income tax liabilities	11,225	12,353
Other current liabilities	10,149	9,571
Current portion of long-term debt	0	0
Total current liabilities	146,494	123,921

Non-current liabilities:

Long-term debt, less current portion	0	0
Other non-current liabilities	6,060	6,463
Deferred tax liabilities	2,219	2,651
Total non-current liabilities	8,279	9,114
Total liabilities	154,773	133,035

Commitments and contingencies

APWC shareholders' equity:
Common stock, $0.01 par value:
Authorized shares of 50,000,000 shares at December 31, 2012 and March 31, 2013	138	138
Issued and outstanding shares -- 13,828,869 shares (net of 1,900 treasury shares ) and 13,821,469 (net of 9,300 treasury shares) at December 31, 2012 and March 31, 2013,respectively
Additional paid-in capital	110,608	110,608
Retained earnings	45,553	46,410
Treasury stock	(6)	(31)
Accumulated other comprehensive income	5,424	8,045
Total APWC shareholders' equity	161,717	165,170
Non-controlling interests	72,894	76,803
Total shareholders' equity	234,611	241,973
Total liabilities and shareholders' equity	$389,384	$375,008

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands of U.S. Dollars)
	For the three-months
	ended March 31,(Unaudited)
	2012	2013
Net cash provided by(used in) operating activities	($5,559)	$11,405
Net cash used in investing activities	(437)	3,521
Net cash provided by(used in) financing activities	(14,313)	(21,211)
Effect of exchange rate changes on cash and cash equivalents	1,247	1,279
Net increase (decrease) in cash and cash equivalents	(19,063)	(5,006)
Cash and cash equivalents at beginning of period	76,672	72,816
Cash and cash equivalents at end of period	$57,609	$67,810